UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vicarious Surgical Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

92561V109

(CUSIP Number)

November 3, 2022

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92561V109	Page 2 of 6 Pages

1	Name of Reporting Person: Cadin Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,081,795 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,081,795 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 5,081,795 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 4,090,236 shares of Class A common stock of the Issuer held by Cadin Limited and (ii) 991,559 shares of Class A common stock of the Issuer underlying warrants held by Cadin Limited which are exercisable within 60 days of the date hereof. Pursuant to the Warrant Agreement, on November 3, 2022, Cadin Limited provided notice to the Issuer limiting Cadin Limited’s ability to exercise its warrants such that its ownership of the outstanding Class A common stock of the Issuer shall not exceed 4.9% (the “Blocker”). Cadin Limited disclaims any beneficial ownership of the securities reported herein except to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)	Based on a total of 103,710,110 shares of Class A common stock outstanding consisting of (i) 102,718,551 shares of Class A common stock outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q (File No. 001-39384) filed with the Securities and Exchange Commission on November 7, 2022 and (ii) 991,559 shares of Class A common stock of the Issuer underlying warrants held by Cadin Limited which are exercisable within 60 days of the date hereof, excluding the warrants held by Cadin Limited subject to the Blocker.

CUSIP No. 92561V109	Page 3 of 6 Pages

1	Name of Reporting Person: Celadon Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,081,795 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,081,795 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 5,081,795 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 4,090,236 shares of Class A common stock of the Issuer held by Cadin Limited and (ii) 991,559 shares of Class A common stock of the Issuer underlying warrants held by Cadin Limited which are exercisable within 60 days of the date hereof. Pursuant to the Warrant Agreement, on November 3, 2022, Cadin Limited provided notice to the Issuer instituting the Blocker. Cadin Limited disclaims any beneficial ownership of the securities reported herein except to the extent of any pecuniary interest it may have therein, directly or indirectly.

(2)	Based on a total of 103,710,110 shares of Class A common stock outstanding consisting of (i) 102,718,551 shares of Class A common stock outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q (File No. 001-39384) filed with the Securities and Exchange Commission on November 7, 2022 and (ii) 991,559 shares of Class A common stock of the Issuer underlying warrants held by Cadin Limited which are exercisable within 60 days of the date hereof, excluding the warrants held by Cadin Limited subject to the Blocker.

CUSIP No. 92561V109	Page 4 of 6 Pages

SCHEDULE 13G/A

Item 1(a)	Name of Issuer:

Vicarious Surgical Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

78 Fourth Avenue

Waltham, Massachusetts 02451

Item 2(a)	Name of Persons Filing:

This statement is filed on behalf of each of the following persons (each, a “Reporting Person”):

1.	Cadin Limited; and

2.	Celadon Partners, LLC.

The securities reported herein are held directly by Cadin Limited. Celadon Partners, LLC is the sole director of Cadin Limited and shares voting and dispositive power over the securities held directly by Cadin Limited. As a result, Celadon Partners, LLC may be deemed to have or share beneficial ownership of the securities held directly by the Cadin Limited. Each Reporting Person disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

Suite 2810-12, One Pacific Place

88 Queensway, Admiralty, Hong Kong

Item 2(c)	Citizenship:

See responses to row 4 of the cover page for each Reporting Person.

Item 2(d)	Title of Class of Securities: Class A common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number: 92561V109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Item 5	Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 92561V109	Page 5 of 6 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92561V109	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2022

CADIN LIMITED

By:	Celadon Partners, LLC, its director

By:	/s/ John Cullinane
Name:	John Cullinane
Title:	Manager

CELADON PARTNERS, LLC

By:	/s/ John Cullinane
Name:	John Cullinane
Title:	Manager